January 9, 2014

Via EDGAR
Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tower Semiconductor Ltd.
Form 20-F for the Year Ended December 31, 2012
Filed April 30, 2013
File No. 000-24790

Dear Mr. Vaughn:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of December 30, 2013 regarding the above-captioned filing (the “2012 Annual Report”) of Tower Semiconductor Ltd. (the “Company”). To aid in the Staff’s review, the Company has included the Staff’s comments in italics and the headings and numbers correspond to the headings and numbers in the Staff’s letter.

Form 20-F for the Year Ended December 31, 2012

Item 5. Operating and Financial review and Prospects, page 39

1.
We note that your supply agreement with Micron is set to expire in 2014.  Given the significant portion of your revenue attributable to your business with Micron, as discussed by your management in your earnings calls on November 6, 2013, August 8, 2013, May 9, 2013 and February 14, 2013, your present disclosure does not make clear how you plan to adjust your business to address this impending change.  Inasmuch as the end of this supply agreement represents a known trend, please tell us and revise future filings as appropriate to discuss this trend in more detail, including, if you expect the impact on your business and results to be negligible, the basis for your determination.  Also please tell us why you have not filed the supply agreement as an exhibit to your filing.

In future filings we will disclose in Item 5. Operating and Financial Review and Prospects known trends that can materially affect our results, including the status of our supply agreement with Micron.

With respect to the impact of this agreement on the utilization of the Nishiwaki fab , the agreement currently provides for production for Micron to end in June 2014. We are endeavoring to adjust to the scheduled termination of the agreement by introducing new customers and products to the Nishiwaki Fab. As we have disclosed in our prior filings and in press releases and investor calls, we have succeeded in attracting new customers and are continuing discussions with other potential customers.  We have also been engaged in discussions with Micron regarding a possible continued supply relationship.  In addition, we recently announced an agreement to enter into a joint venture with Panasonic. We believe that this joint venture will give us opportunities to rationalize all our activities in Japan.

There is no assurance that these efforts will result in attracting a sufficient number of customers to the Nishiwaki Fab to avoid material adverse consequences to our results of operations.

With respect to your comment regarding filing of the supply agreement, while the Micron supply agreement is material to the utilization rate in the Nishiwaki fab, our business is not substantially dependent on this supply agreement, since (a) it is a DRAM contract while all of our other business is non-DRAM products; (b) we never had DRAM customers and do not plan on engaging any going forward; and (c) this was a "one of a kind" contract for a specific period which was expected to decrease to the current loading levels. We have planned based on this assumption and our overall business and customers are unaffected by the reduced orders under this contract. We therefore do not believe that filing of the agreement is required by the instructions as to exhibits at the end of Form 20-F.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1.1

2.
Please have your auditors revise their audit report to reference the statement of consolidated comprehensive loss that is included in the filing at page F-4.  Refer to the guidance at paragraph 8 of AU Section 508.

The Company accepts the Staff’s comment. The Company will obtain from its auditors and refile an auditor report revised to include reference to the statement of consolidated comprehensive income.

Consolidated Balance Sheets, page F-2

3.
We see you present a total "shareholders' equity" balance at December 31, 2012 and 2011 in this statement.  In future filings, please revise your balance sheet to comply with the disclosure requirements at Rule 5-02 (29) and (30) of Regulation S-X.

The Company accepts your above comment.  The Company shall include this in future filings as requested.

Notes to Financial Statements, page F-8

Note 15- Employee Related Liabilities, page F-36

4.	We see the disclosures on page F-41 of Jazz's pension plan assets. In future filings, please revise this note to include all disclosures required by FASB ASC 715-20-50-1(d).

The Company accepts your above comment.  The Company shall include this in future filings as requested.

*********

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to the Company's response. Should you have any additional questions or concerns, please contact me, the Company's U.S. counsel, at (212) 986-9700 (ext. 307).

Sincerely, Nati Somekh Senior Vice President Chief Legal Officer and Corporate Secretary